

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2018

S. James Miller
Chief Executive Officer
ImageWare Systems, Inc.
10815 Rancho Bernardo Road, Suite 310
San Diego, CA 92127

       Re: ImageWare Systems, Inc.
           Registration Statement on Form S-3
           Filed June 28, 2018
           File No. 333-225935

Dear Mr. Miller:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Foland at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                               Division of Corporation Finance
                               Office of Information Technologies
                               and Services

cc: Jessica Sudweeks